Fresh Harvest Products, Inc.

3163 Kennedy Boulevard

Jersey City, New Jersey 07306

T - 201.217.4137 ♦  F- 201.876.5023

www.FreshHarvestProducts.com

March 23, 2006

United States Securities and Exchange Commission

Washington, D.C.

Attn:

Ms. Babette Cooper

Re:

Fresh Harvest Products, Inc.

Form 8-K Item 4.01

Filed  February 27, 2006

File No. 0-51390

Dear Ms. Cooper:

We are writing in response to your letter of March 16, 2006.  We have addressed your comments in an amended filing.  The extent to which we did so is outlined below:

Form 8-K filed February 27, 2006

1.

You currently state that you accepted Gately’s resignation as of February 21, 2006.  Revise to disclose the precise date that Gately resigned.

The narrative has been amended to reflect the exact date we accepted Gately’s resignation.

2.

Item 304(a)(1)(ii) of Regulation S-B requires you to disclose whether the former accountant’s report on the financial statements for either of the past two years, or such shorter time period that the issuer was in existence, contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles; and describe the nature of each such adverse opinion, disclaimer of opinion, modification or qualification.  Please revise accordingly.

The narrative has been amended to reflect these requirements.

3.

In Part (a)(2), you state you are in the process of engaging new auditors.  As the result of a recapitalization, the two accountants who audited the financial statements of the accounting acquirer and acquiree are considered the predecessor and successor accountants and each accountant’s status depends on which accountant will continue to be associated with the entity immediately after the merger.  Since Gately resigned and Moore & Associates audited the premerger financial statements of Fresh Harvest, you are considered to have “engaged” Moore & Associates as your new accountants.  Accordingly, please revise your filing to provide the disclosures required by Item 304(a)(2) of Regulation S-B. When you engage another accountant, you will have to file another Item 4.01 8-K to report the termination of Moore & Associates and the engagement of the new accountant.

The narrative has been amended to reflect that Moore & Associates will continue as our auditor.

4.

Please obtain and file an updated Exhibit 16 letter form the former accountants stating whether the accountant agrees with your Item 304 disclosures in your revised 8-K, or to the extent to which the accountant does not agree.

The narrative has been amended to include an updated Exhibit 16 letter.

General

5.

Please note for future filings under the exchange act that your correct file number is 0-51390.

The file number has been changed to reflect this information.

Thank you for your kind attention to the foregoing.

Sincerely,

FRESH HARVEST PRODUCTS, INC.

/s/ Michael Jordan Friedman

Michael Jordan Friedman

President